		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended March 31
	2011	2010

Earnings before income from equity investees	$14,508	$7,274

Add back:
Fixed charges	37,231	39,391
Amortization of previously capitalized interest	1,127	1,135
Distributed income of Unconsolidated Joint Ventures	10,146	9,735

Deduct:
Capitalized interest	(213)	(15)
Preferred distributions	(615)	(615)

Earnings available for fixed charges and preferred dividends	$62,184	$56,905

Fixed charges:
Interest expense	$35,015	$37,417
Capitalized interest	213	15
Interest portion of rent expense	1,388	1,344
Preferred distributions	615	615
Total fixed charges	$37,231	$39,391

Preferred dividends	3,658	3,658

Total fixed charges and preferred dividends	$40,889	$43,049

Ratio of earnings to fixed charges and preferred dividends	1.5	1.3